UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-37871

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road
Haidian District, Beijing 100083
People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

Gridsum Holding Inc. (the “Company”) is furnishing this current report on Form 6-K in reliance upon the order issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to meet a filing deadline as a result of the novel coronavirus (“COVID-19”) outbreak (Release No. 34-88465) (the “Order”) to delay the filing of its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

Following the outbreak of COVID-19 and the ensuing pandemic, many cities in China were under severe travel restrictions, quarantines and business closures. From January 2020 to February 2020, the Company temporarily closed all of its corporate offices and requested all employees to work remotely. Although the pandemic has been contained to a certain extent in China since March 2020, the Chinese government continued to enforce travel restrictions and quarantines in certain major cities. The Municipal Government of Beijing, where the Company is headquartered, imposed a 14-day quarantine requirement on any person traveling to Beijing from other areas in China other than several neighboring provinces. Currently, people traveling to Beijing continue to face 14-day quarantine or are required to show advance test results. Due to business closures and restrictions on access to the Company’s corporate facilities, the Company’s finance team experienced significant delays in completing the financial statements and collecting materials necessary for audit.  The travel restrictions and quarantines further impeded the Company’s auditor from performing required field work as originally scheduled. These, in turn, have hampered the Company’s ability to file the Annual Report by the original due date of April 30, 2020. The Company expects, in reliance on the Order, to file the Annual Report with the SEC no later than June 14, 2020, which is 45 days after the original due date.

Additional Risk Factor

In light of the COVID-19 pandemic, the Company expects to include a risk factor in its Annual Report substantially similar to the following (updated as necessary):

The COVID-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

Since December 2019, China has experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces resulted in travel restrictions, quarantines and business closures imposed by local governments across China and materially affected general commercial activities in China. In response to this outbreak, from January 2020 to February 2020, we temporarily closed all of our corporate offices and requested all employees to work remotely. The travel restrictions and quarantines also prevented our sales, customer service and other personnel from visiting customers and business partners, making it more difficult for us to carry out marketing and other business activities and promote our products and solutions. The outbreak of COVID-19 has caused and may continue to cause significant slowdown of economic growth in China and globally, which may lead to reduced demand for our products and solutions. Furthermore, the slowdown of economic growth adversely affects the stability of, and investors’ confidence in, the financial market, making it more difficult for us to raise additional capital necessary for our continued operation. Any of the foregoing could have a material adverse impact on our business, results of operations, financial condition, cash flows and liquidity.

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We are unable to predict the duration and severity of the spread of COVID-19, as they depend on rapidly evolving developments, which are highly uncertain and involve factors beyond our control, such as the continued spread or recurrence of contagion, the implementation and effectiveness of preventative and containment measures, the development of medical solutions, and public and market reactions to the foregoing. Any similar future outbreak of a contagious disease, other adverse public health developments in China or in other countries, or the measures taken by the governments of China or other countries in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in traveling restrictions, quarantines, temporary business closures and reduced demand, or otherwise disrupt our business operations and adversely affect results of operations.

Forward-Looking Statements

This current report on Form 6-K contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to general economic conditions in China, unexpected difficulties in pursuit of the Company’s business strategy, unpredictable demand for solutions the Company has developed, difficulties keeping and strengthening relationships with existing customers or expanding the Company’s customer base, availability of additional capital when needed, and uncertainties associated with the Company’s repayment of indebtedness and the Company’s ability to maintain listing for trading on Nasdaq. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this current report on Form 6-K is as of the date hereof, and the Company undertakes no duty to update such information except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

	By:	/s/ Ravi Sarathy
	Name:	Ravi Sarathy
	Title:	Chief Financial Officer

Date: April 28, 2020

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